INFINIUM LABS, INC.
800 Fifth Avenue
Suite 4100
Seattle, WA 98104

May 23, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Infinium Labs, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed February 13, 2006 File No. 333-131786

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company is in discussions to amend the private placement registered in the subject registration statement and accordingly, the Company has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Eric Pinero at (212) 930-9700.

Thank you for your assistance in this matter.

INFINIUM LABS, INC.

By: /s/ Gregory Koler
Gregory Koler
Chief Executive Officer